Hogan Lovells US LLP 525 University Avenue 4th Floor Palo Alto, CA 94301 T +1 650 463 4000 F +1 650 463 4199 www.hoganlovells.com

September 12, 2013

BY EDGAR

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Five Prime Therapeutics, Inc.
Registration Statement on Form S-1
Filed July 26, 2013, as amended August 16, 2013, August 23, 2013, September 4, 2013 and September 5, 2013
File No. 333-190194

Dear Mr. Riedler:

On behalf of Five Prime Therapeutics, Inc. (the “Company”), this letter is in reference to the Company’s above referenced Registration Statement on Form S-1 (File No. 333-190194) (the “Registration Statement”). This letter provides the Staff with a supplemental response to the oral comment received during the Company’s conversation with the Staff on September 11, 2013.

Note 5 – Subsequent Events

1.	Subsequent events should be evaluated through the date the financial statements are issued pursuant to ASC 855-10-25-1A and ASC 855-10-S99-2. In future filings please revise the subsequent event disclosure accordingly.

The Company respectfully acknowledges the Staff’s oral comment.

If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (650) 463-4194 or Jaime L. Chase at (202) 637-5457. We thank you in advance for your attention to the above.

Hogan Lovells US LLP is a limited liability partnership registered in the District of Columbia. “Hogan Lovells” is an international legal practice that includes Hogan Lovells US LLP and Hogan Lovells International LLP, with offices in: Alicante Amsterdam Baltimore Beijing Berlin Brussels Caracas Colorado Springs Denver Dubai Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston London Los Angeles Luxembourg Madrid Miami Milan Moscow Munich New York Northern Virginia Paris Philadelphia Prague Rio de Janeiro Rome San Francisco Shanghai Silicon Valley Singapore Tokyo Ulaanbaatar Warsaw Washington DC Associated offices: Budapest Jakarta Jeddah Riyadh Zagreb. For more information see www.hoganlovells.com

Securities and Exchange Commission	-2-	September 12, 2013

Sincerely,

        Laura A. Berezin

cc:	Lewis T. Williams, M.D., Ph.D., Five Prime Therapeutics, Inc.

Francis Sarena, Esq., Five Prime Therapeutics, Inc.

Jon Layman, Esq., Hogan Lovells US LLP

Jaime L. Chase, Esq., Hogan Lovells US LLP

David Peinsipp, Esq., Cooley LLP

Charles S. Kim, Esq., Cooley LLP

Andrew S. Williamson, Esq., Cooley LLP

Daniel M. Coleman, Ernst & Young LLP